# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCM Grosvenor Inc., CIK 0001819796
CUSIP: 36831E108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 10/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001761061

## Reporting persons
- CF Finance Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,251,535; sole dispositive power 0; shared dispositive power 3,251,535; aggregate amount beneficially owned 3,251,535 (6.1% of the class)
- CF GCM Investor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (9.1% of the class)
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,251,535; sole dispositive power 0; shared dispositive power 8,251,535; aggregate amount beneficially owned 8,251,535 (15% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 8,251,535; sole dispositive power 0; shared dispositive power 8,251,535; aggregate amount beneficially owned 8,251,535 (15% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,251,535; sole dispositive power 0; shared dispositive power 8,251,535; aggregate amount beneficially owned 8,251,535 (15% of the class)
- Howard W. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: GCM Grosvenor Inc.
Address of issuer's principal executive offices: 900 North Michigan Avenue Suite 1100 Chicago, IL 60611

## Item 2. Person Filing
Name of person filing: CF Finance Holdings LLC ("Holdings"), CF GCM Investor, LLC ("Investor"), Cantor Fitzgerald, L.P. ("CFLP"), CF Group Management, Inc. ("CFGM"), Brandon G. Lutnick and Howard W. Lutnick (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
c/o 110 East 59th Street
New York, New York 10022
Citizenship: Each of Holdings and Investor is a Delaware limited liability company, CFLP is a Delaware limited partnership, CFGM is a New York corporation and each of Brandon G. Lutnick and Howard W. Lutnick is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Holdings: 3,251,535
Investor: 5,000,000
CFLP/CFGM/Mr. Brandon G. Lutnick: 8,251,535
Mr. Howard W. Lutnick: 0
Percent of class:
Holdings: 6.1%
Investor: 9.1%
CFLP/CFGM/Mr. Brandon G. Lutnick: 15.0%
Mr. Howard W. Lutnick: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Holdings: 3,251,535
Investor: 5,000,000
CFLP/CFGM/Mr. Brandon G. Lutnick: 8,251,535
Mr. Howard W. Lutnick: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Holdings: 3,251,535
Investor: 5,000,000
CFLP/CFGM/Mr. Brandon G. Lutnick: 8,251,535
Mr. Howard W. Lutnick: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CF Finance Holdings, LLC: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (10/06/2025)
- CF GCM Investor, LLC: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (10/06/2025)
- Cantor Fitzgerald, L.P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (10/06/2025)
- CF Group Management, Inc.: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (10/06/2025)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (10/06/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick (10/06/2025)